

For Immediate Release

For more information:
Jefferson Harralson
Chief Financial Officer
(864) 240-6208
Jefferson_Harralson@ucbi.com

United Community Banks, Inc. Reports Second Quarter Results
Strong Margin Expansion Drives Growth in Net Income

GREENVILLE, SC – July 24, 2024 - United Community Banks, Inc. (NASDAQ: UCBI) (United) today announced that net income for the 2024 second quarter was $66.6 million and pre-tax, pre-provision income was $98.2 million. Diluted earnings per share of $0.54 for the quarter represented an increase of $0.01, or 2%, from the second quarter a year ago and an increase of $0.03, or 6%, from the first quarter of 2024.

On an operating basis, United's diluted earnings per share of $0.58 was up 5% from the year-ago quarter. The primary drivers of the increased earnings per share year-over-year were higher net interest income and a lower provision for credit losses. The linked-quarter increase in earnings per share was primarily driven by higher net interest income. United's return on assets was 0.97%, or 1.04% on an operating basis. Return on equity was 7.53% and return on tangible common equity was 11.68%. On a pre-tax, pre-provision basis, operating return on assets was 1.54% for the quarter. At quarter end, tangible common equity to tangible assets was 8.78%, up 29 basis points from the first quarter of 2024.

Chairman and CEO Lynn Harton stated, "Our second quarter results showed solid improvement, driven by healthy net interest margin expansion and disciplined expense control. We achieved these results by remaining sharply focused on loan and deposit pricing even if that meant accepting slower growth in the near term. Compared with the first quarter, we saw decreases in both loans and deposits, yet our pricing discipline led to a $9.55 million increase in net interest income. We expect loan growth to be weaker in the near term as customers appear to be taking a conservative approach to economic and election uncertainty." Harton continued, "On the strategic front, after an evaluation of our entire wealth management business, we made the decision to sell our investment in our Registered Investment Advisor, FinTrust Capital Advisors, LLC (FinTrust), while setting a more aggressive growth course for our Private Banking, Retail, and Trust businesses. We view the Private Banking, Retail and Trust as more attractive in the medium to long term, and decided to focus our Wealth resources in these businesses. We expect the FinTrust transaction to close in the third quarter."

United's net interest margin increased by 17 basis points to 3.37% from the first quarter. The average yield on United's interest-earning assets was up 20 basis points to 5.59%, while its cost of deposits increased only three basis points to 2.35%, leading to expansion in the net interest margin. Net charge-offs were $11.6 million or 0.26% of average loans during the quarter, down two basis points compared to the first quarter of 2024, and NPAs were 43 basis points relative to total assets, up four basis points from the previous quarter.

Mr. Harton concluded, "Our second quarter results give me tremendous confidence that 2024 will be a great year for United. We remain focused on being a great partner for our clients and communities; growing our business and remaining disciplined in the face of any challenges that lie ahead. We are steadfast in our commitment to service as well as delivering exceptional value to our shareholders."

Second Quarter 2024 Financial Highlights:

- Net income of $66.6 million and pre-tax, pre-provision income of $98.2 million

- EPS up 2% compared to second quarter 2023 on a GAAP basis and up 5% on an operating basis; compared to first quarter 2024, EPS up 6% on a GAAP basis and 12% on an operating basis

- Return on assets of 0.97%, or 1.04% on an operating basis

- Pre-tax, pre-provision return on assets of 1.54% on an operating basis

- Return on common equity of 7.53%

- Return on tangible common equity of 11.68% on an operating basis

- A provision for credit losses of $12.2 million, which increased the allowance for credit losses-loans to 1.17% of loans from 1.15% in the first quarter.

- Loan production of $989 million, up from $881 million in the first quarter

- Customer deposits were down $339 million for the quarter, as seasonal public funds deposit outflow combined with more conservative public funds deposit pricing

- Net interest margin of 3.37% increased by 17 basis points from the first quarter mostly due to focus on pricing discipline on loans and deposits

- Mortgage closings of $215 million compared to $263 million a year ago; mortgage rate locks of $295 million compared to $305 million a year ago

- Noninterest income was down $3.0 million on a linked quarter basis, primarily driven by the absence of a $2.4 million gain in the first quarter from terminating an office space lease

- Noninterest expenses increased by $2.0 million compared to the first quarter on a GAAP basis and were flat on an operating basis

- Efficiency ratio of 59.7%, or 57.1% on an operating basis

- Net charge-offs of $11.6 million, or 26 basis points as a percent of average loans, down 2 basis points from the net charge-offs level experienced in the first quarter

- Nonperforming assets of 0.43% of total assets, up four basis points compared to March 31, 2024

- Quarterly common shareholder dividend of $0.23 per share declared during the quarter, unchanged year-over-year

- We reached an agreement to sell FinTrust and recognized a $5.1 million loss related to the sale in the form of a goodwill impairment charge. The transaction is expected to close in the third quarter.

<u>Conference Call</u>
United will hold a conference call on Wednesday, July 24, 2024 at 11 a.m. ET to discuss the contents of this press release and to share business highlights for the quarter. Participants can pre-register for the conference call by navigating to https://dpregister.com/sreg/10190532/fcfa86e478. Those without internet access or unable to pre-register may dial in by calling 1-866-777-2509. Participants are encouraged to dial in 15 minutes prior to the call start time. The conference call also will be webcast and can be accessed by selecting "Events and Presentations" under "News and Events" within the Investor Relations section of the company's website, www.ucbi.com**.**

UNITED COMMUNITY BANKS, INC.
Selected Financial Information
(in thousands, except per share data)

	2024		2023			Second Quarter 2024 - 2023 Change	For the Six Months Ended June 30,		YTD 2024 - 2023 Change
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter		2024	2023	
INCOME SUMMARY									
Interest revenue	$346,965	$336,728	$338,698	$323,147	$295,775		$683,693	$575,262	
Interest expense	138,265	137,579	135,245	120,591	95,489		275,844	163,506	
Net interest revenue	208,700	199,149	203,453	202,556	200,286	4 %	407,849	411,756	(1)%
Provision for credit losses	12,235	12,899	14,626	30,268	22,753		25,134	44,536	
Noninterest income	36,556	39,587	(23,090)	31,977	36,387	—	76,143	66,596	14
Total revenue	233,021	225,837	165,737	204,265	213,920	9	458,858	433,816	6
Noninterest expenses	147,044	145,002	154,587	144,474	132,407	11	292,046	272,212	7
Income before income tax expense	85,977	80,835	11,150	59,791	81,513	5	166,812	161,604	3
Income tax expense	19,362	18,204	(2,940)	11,925	18,225	6	37,566	36,016	4
Net income	66,615	62,631	14,090	47,866	63,288	5	129,246	125,588	3
Non-operating items	6,493	2,187	67,450	9,168	3,645		8,680	12,276	
Income tax benefit of non-operating items	(1,462)	(493)	(16,714)	(2,000)	(820)		(1,955)	(2,775)	
Net income - operating [1]	$ 71,646	$ 64,325	$ 64,826	$ 55,034	$ 66,113	8	$135,971	$135,089	1
Pre-tax pre-provision income [5]	$ 98,212	$ 93,734	$ 25,776	$ 90,059	$104,266	(6)	$191,946	$206,140	(7)
PERFORMANCE MEASURES									
Per common share:									
Diluted net income - GAAP	$ 0.54	$ 0.51	$ 0.11	$ 0.39	$ 0.53	2	$ 1.05	$ 1.05	—
Diluted net income - operating [1]	0.58	0.52	0.53	0.45	0.55	5	1.10	1.13	(3)
Cash dividends declared	0.23	0.23	0.23	0.23	0.23	—	0.46	0.46	—
Book value	27.18	26.83	26.52	25.87	25.98	5	27.18	25.98	5
Tangible book value [3]	19.13	18.71	18.39	17.70	17.83	7	19.13	17.83	7
Key performance ratios:									
Return on common equity - GAAP [2][4]	7.53 %	7.14 %	1.44 %	5.32 %	7.47 %		7.34 %	7.41 %	
Return on common equity - operating [1][2][4]	8.12	7.34	7.27	6.14	7.82		7.73	7.98	
Return on tangible common equity - operating [1][2][3][4]	11.68	10.68	10.58	9.03	11.35		11.18	11.49	
Return on assets - GAAP [4]	0.97	0.90	0.18	0.68	0.95		0.94	0.95	
Return on assets - operating [1][4]	1.04	0.93	0.92	0.79	1.00		0.99	1.03	
Return on assets - pre-tax pre-provision - operating [1][4][5]	1.54	1.40	1.33	1.44	1.65		1.47	1.68	
Net interest margin (fully taxable equivalent) [4]	3.37	3.20	3.19	3.24	3.37		3.28	3.49	
Efficiency ratio - GAAP	59.70	60.47	66.33	61.32	55.71		60.08	56.46	
Efficiency ratio - operating [1]	57.06	59.15	59.57	57.43	54.17		58.08	53.92	
Equity to total assets	12.35	12.06	11.95	11.85	11.89		12.35	11.89	
Tangible common equity to tangible assets [3]	8.78	8.49	8.36	8.18	8.21		8.78	8.21	
ASSET QUALITY									
Nonperforming assets ("NPAs")	$116,722	$107,230	$ 92,877	$ 90,883	$103,737	13	$116,722	$103,737	13
Allowance for credit losses - loans	213,022	210,934	208,071	201,557	190,705	12	213,022	190,705	12
Allowance for credit losses - total	224,740	224,119	224,128	219,624	212,277	6	224,740	212,277	6
Net charge-offs	11,614	12,908	10,122	26,638	8,399		24,522	15,483	
Allowance for credit losses - loans to loans	1.17 %	1.15 %	1.14 %	1.11 %	1.10 %		1.17 %	1.10 %	
Allowance for credit losses - total to loans	1.23	1.22	1.22	1.21	1.22		1.23	1.22	
Net charge-offs to average loans [4]	0.26	0.28	0.22	0.59	0.20		0.27	0.18	
NPAs to total assets	0.43	0.39	0.34	0.34	0.40		0.43	0.40	
AT PERIOD END ($ in millions)									
Loans	$18,211	$18,375	$18,319	$18,203	$17,395	5	$18,211	$17,395	5
Investment securities	6,038	5,859	5,822	5,701	5,914	2	6,038	5,914	2
Total assets	27,057	27,365	27,297	26,869	26,120	4	27,057	26,120	4
Deposits	22,982	23,332	23,311	22,858	22,252	3	22,982	22,252	3
Shareholders' equity	3,343	3,300	3,262	3,184	3,106	8	3,343	3,106	8
Common shares outstanding (thousands)	119,175	119,137	119,010	118,976	115,266	3	119,175	115,266	3

[1] Excludes non-operating items as detailed on Non-GAAP Performance Measures Reconciliation on next page. [2] Net income less preferred stock dividends, divided by average realized common equity, which excludes accumulated other comprehensive income (loss). [3] Excludes effect of acquisition related intangibles and associated amortization. [4] Annualized. [5] Excludes income tax expense and provision for credit losses.

UNITED COMMUNITY BANKS, INC.
Non-GAAP Performance Measures Reconciliation
(in thousands, except per share data)

	2024		2023			For the Six Months Ended June 30,	
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	2024	2023
Noninterest expense reconciliation							
Noninterest expenses (GAAP)	$ 147,044	$ 145,002	$ 154,587	$ 144,474	$ 132,407	$ 292,046	$ 272,212
Loss on FinTrust (goodwill impairment)	(5,100)	—	—	—	—	(5,100)	—
FDIC special assessment	764	(2,500)	(9,995)	—	—	(1,736)	—
Merger-related and other charges	(2,157)	(2,087)	(5,766)	(9,168)	(3,645)	(4,244)	(12,276)
Noninterest expenses - operating	$ 140,551	$ 140,415	$ 138,826	$ 135,306	$ 128,762	$ 280,966	$ 259,936
Net income to operating income reconciliation							
Net income (GAAP)	$ 66,615	$ 62,631	$ 14,090	$ 47,866	$ 63,288	$ 129,246	$ 125,588
Bond portfolio restructuring loss	—	—	51,689	—	—	—	—
Gain on lease termination	—	(2,400)	—	—	—	(2,400)	—
Loss on FinTrust (goodwill impairment)	5,100	—	—	—	—	5,100	—
FDIC special assessment	(764)	2,500	9,995	—	—	1,736	—
Merger-related and other charges	2,157	2,087	5,766	9,168	3,645	4,244	12,276
Income tax benefit of non-operating items	(1,462)	(493)	(16,714)	(2,000)	(820)	(1,955)	(2,775)
Net income - operating	$ 71,646	$ 64,325	$ 64,826	$ 55,034	$ 66,113	$ 135,971	$ 135,089
Net income to pre-tax pre-provision income reconciliation							
Net income (GAAP)	$ 66,615	$ 62,631	$ 14,090	$ 47,866	$ 63,288	$ 129,246	$ 125,588
Income tax expense	19,362	18,204	(2,940)	11,925	18,225	37,566	36,016
Provision for credit losses	12,235	12,899	14,626	30,268	22,753	25,134	44,536
Pre-tax pre-provision income	$ 98,212	$ 93,734	$ 25,776	$ 90,059	$ 104,266	$ 191,946	$ 206,140
Diluted income per common share reconciliation							
Diluted income per common share (GAAP)	$ 0.54	$ 0.51	$ 0.11	$ 0.39	$ 0.53	$ 1.05	$ 1.05
Bond portfolio restructuring loss	—	—	0.32	—	—	—	—
Gain on lease termination	—	(0.02)	—	—	—	(0.02)	—
Loss on FinTrust (goodwill impairment)	0.03	—	—	—	—	0.03	—
FDIC special assessment	—	0.02	0.06	—	—	0.02	—
Merger-related and other charges	0.01	0.01	0.04	0.06	0.02	0.02	0.08
Diluted income per common share - operating	$ 0.58	$ 0.52	$ 0.53	$ 0.45	$ 0.55	$ 1.10	$ 1.13
Book value per common share reconciliation							
Book value per common share (GAAP)	$ 27.18	$ 26.83	$ 26.52	$ 25.87	$ 25.98	$ 27.18	$ 25.98
Effect of goodwill and other intangibles	(8.05)	(8.12)	(8.13)	(8.17)	(8.15)	(8.05)	(8.15)
Tangible book value per common share	$ 19.13	$ 18.71	$ 18.39	$ 17.70	$ 17.83	$ 19.13	$ 17.83
Return on tangible common equity reconciliation							
Return on common equity (GAAP)	7.53 %	7.14 %	1.44 %	5.32 %	7.47 %	7.34 %	7.41 %
Bond portfolio restructuring loss	—	—	4.47	—	—	—	—
Gain on lease termination	—	(0.22)	—	—	—	(0.11)	—
Loss on FinTrust (goodwill impairment)	0.46	—	—	—	—	0.23	—
FDIC special assessment	(0.07)	0.23	0.86	—	—	0.08	—
Merger-related and other charges	0.20	0.19	0.50	0.82	0.35	0.19	0.57
Return on common equity - operating	8.12	7.34	7.27	6.14	7.82	7.73	7.98
Effect of goodwill and other intangibles	3.56	3.34	3.31	2.89	3.53	3.45	3.51
Return on tangible common equity - operating	11.68 %	10.68 %	10.58 %	9.03 %	11.35 %	11.18 %	11.49 %
Return on assets reconciliation							
Return on assets (GAAP)	0.97 %	0.90 %	0.18 %	0.68 %	0.95 %	0.94 %	0.95 %
Bond portfolio restructuring loss	—	—	0.57	—	—	—	—
Gain on lease termination	—	(0.03)	—	—	—	(0.01)	—
Loss on FinTrust (goodwill impairment)	0.06	—	—	—	—	0.03	—
FDIC special assessment	(0.01)	0.03	0.11	—	—	0.01	—
Merger-related and other charges	0.02	0.03	0.06	0.11	0.05	0.02	0.08
Return on assets - operating	1.04 %	0.93 %	0.92 %	0.79 %	1.00 %	0.99 %	1.03 %

UNITED COMMUNITY BANKS, INC.
Non-GAAP Performance Measures Reconciliation
(in thousands, except per share data)

	2024		2023			For the Six Months Ended June 30,	
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	2024	2023
Return on assets to return on assets- pre-tax pre-provision reconciliation							
Return on assets (GAAP)	0.97 %	0.90 %	0.18 %	0.68 %	0.95 %	0.94 %	0.95 %
Income tax (benefit) expense	0.29	0.27	(0.04)	0.18	0.29	0.28	0.28
Provision for credit losses	0.18	0.19	0.21	0.45	0.35	0.19	0.35
Bond portfolio restructuring loss	—	—	0.75	—	—	—	—
Gain on lease termination	—	(0.04)	—	—	—	(0.02)	—
Loss on FinTrust (goodwill impairment)	0.08	—	—	—	—	0.04	—
FDIC special assessment	(0.01)	0.04	0.15	—	—	0.01	—
Merger-related and other charges	0.03	0.04	0.08	0.13	0.06	0.03	0.10
Return on assets - pre-tax pre-provision - operating	1.54 %	1.40 %	1.33 %	1.44 %	1.65 %	1.47 %	1.68 %
Efficiency ratio reconciliation							
Efficiency ratio (GAAP)	59.70 %	60.47 %	66.33 %	61.32 %	55.71 %	60.08 %	56.46 %
Gain on lease termination	—	0.60	—	—	—	0.29	—
Loss on FinTrust (goodwill impairment)	(2.07)	—	—	—	—	(1.05)	—
FDIC special assessment	0.31	(1.05)	(4.29)	—	—	(0.36)	—
Merger-related and other charges	(0.88)	(0.87)	(2.47)	(3.89)	(1.54)	(0.88)	(2.54)
Efficiency ratio - operating	57.06 %	59.15 %	59.57 %	57.43 %	54.17 %	58.08 %	53.92 %
Tangible common equity to tangible assets reconciliation							
Equity to total assets (GAAP)	12.35 %	12.06 %	11.95 %	11.85 %	11.89 %	12.35 %	11.89 %
Effect of goodwill and other intangibles	(3.24)	(3.25)	(3.27)	(3.33)	(3.31)	(3.24)	(3.31)
Effect of preferred equity	(0.33)	(0.32)	(0.32)	(0.34)	(0.37)	(0.33)	(0.37)
Tangible common equity to tangible assets	8.78 %	8.49 %	8.36 %	8.18 %	8.21 %	8.78 %	8.21 %

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Loan Portfolio Composition at Period-End

(in millions)	2024		2023			Linked Quarter Change	Year over Year Change
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter		
LOANS BY CATEGORY							
Owner occupied commercial RE	$ 3,297	$ 3,310	$ 3,264	$ 3,279	$ 3,111	$ (13)	$ 186
Income producing commercial RE	4,058	4,206	4,264	4,130	3,670	(148)	388
Commercial & industrial	2,299	2,405	2,411	2,504	2,550	(106)	(251)
Commercial construction	2,014	1,936	1,860	1,850	1,739	78	275
Equipment financing	1,581	1,544	1,541	1,534	1,510	37	71
Total commercial	13,249	13,401	13,340	13,297	12,580	(152)	669
Residential mortgage	3,266	3,240	3,199	3,043	2,905	26	361
Home equity	985	969	959	941	927	16	58
Residential construction	211	257	302	399	463	(46)	(252)
Manufactured housing	321	328	336	343	340	(7)	(19)
Consumer	183	180	181	180	180	3	3
Fair value hedge basis adjustment	(4)	—	2	—	—	(4)	(4)
Total loans	$ 18,211	$ 18,375	$ 18,319	$ 18,203	$ 17,395	$ (164)	$ 816
LOANS BY MARKET							
Georgia	$ 4,411	$ 4,356	$ 4,357	$ 4,321	$ 4,281	$ 55	$ 130
South Carolina	2,779	2,804	2,780	2,801	2,750	(25)	29
North Carolina	2,591	2,566	2,492	2,445	2,355	25	236
Tennessee	2,144	2,209	2,244	2,314	2,387	(65)	(243)
Florida	2,407	2,443	2,442	2,318	1,708	(36)	699
Alabama	1,021	1,068	1,082	1,070	1,062	(47)	(41)
Commercial Banking Solutions	2,858	2,929	2,922	2,934	2,852	(71)	6
Total loans	$ 18,211	$ 18,375	$ 18,319	$ 18,203	$ 17,395	$ (164)	$ 816

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Credit Quality
(in thousands)

| | 2024 | | 2023 |
	Second Quarter	First Quarter	Fourth Quarter
NONACCRUAL LOANS			
Owner occupied RE	$ 4,820	$ 2,310	$ 3,094
Income producing RE	34,285	29,186	30,128
Commercial & industrial	17,335	20,134	13,467
Commercial construction	6,854	1,862	1,878
Equipment financing	8,341	8,829	8,505
Total commercial	71,635	62,321	57,072
Residential mortgage	18,473	16,569	13,944
Home equity	3,779	4,984	3,772
Residential construction	163	1,244	944
Manufactured housing	20,356	19,797	15,861
Consumer	72	54	94
Total nonaccrual loans	114,478	104,969	91,687
OREO and repossessed assets	2,244	2,261	1,190
Total NPAs	$ 116,722	$ 107,230	$ 92,877

| | 2024 | | | | 2023 | |
| | Second Quarter | | First Quarter | | Fourth Quarter | |
(in thousands)	Net Charge-Offs	Net Charge-Offs to Average Loans[1]	Net Charge-Offs	Net Charge-Offs to Average Loans[1]	Net Charge-Offs	Net Charge-Offs to Average Loans[1]
NET CHARGE-OFFS (RECOVERIES) BY CATEGORY						
Owner occupied RE	$ 163	0.02 %	$ 202	0.02 %	$ 35	— %
Income producing RE	2,968	0.29	205	0.02	(562)	(0.05)
Commercial & industrial	1,281	0.22	3,906	0.65	547	0.09
Commercial construction	(48)	(0.01)	20	—	33	0.01
Equipment financing	5,502	1.42	6,362	1.66	7,926	2.05
Total commercial	9,866	0.30	10,695	0.32	7,979	0.24
Residential mortgage	(107)	(0.01)	(16)	—	12	—
Home equity	(27)	(0.01)	(54)	(0.02)	(68)	(0.03)
Residential construction	26	0.04	119	0.17	(13)	(0.01)
Manufactured housing	1,150	1.43	1,569	1.90	1,444	1.69
Consumer	706	1.57	595	1.33	768	1.70
Total	$ 11,614	0.26	$ 12,908	0.28	$ 10,122	0.22

[1] Annualized.

UNITED COMMUNITY BANKS, INC.

Consolidated Balance Sheets *(Unaudited)*

(in thousands, except share and per share data)	June 30, 2024		December 31, 2023
ASSETS			
Cash and due from banks	$	198,234	$ 200,781
Interest-bearing deposits in banks		364,629	803,094
Cash and cash equivalents		562,863	1,003,875
Debt securities available-for-sale		3,604,769	3,331,084
Debt securities held-to-maturity (fair value $2,004,427 and $2,095,620, respectively)		2,432,941	2,490,848
Loans held for sale		49,315	33,008
Loans and leases held for investment		18,211,193	18,318,755
Allowance for credit losses - loans and leases		(213,022)	(208,071)
Loans and leases, net		17,998,171	18,110,684
Premises and equipment, net		395,202	378,421
Bank owned life insurance		344,162	345,371
Goodwill and other intangible assets, net		978,645	990,087
Other assets		691,133	613,873
Total assets	$	27,057,201	$ 27,297,251
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities:			
Deposits:			
Noninterest-bearing demand	$	6,291,124	$ 6,534,307
NOW and interest-bearing demand		5,794,085	6,155,193
Money market		6,077,129	5,600,587
Savings		1,144,696	1,207,807
Time		3,510,917	3,649,498
Brokered		164,171	163,219
Total deposits		22,982,122	23,310,611
Long-term debt		324,887	324,823
Accrued expenses and other liabilities		407,559	400,292
Total liabilities		23,714,568	24,035,726
Shareholders' equity:			
Preferred stock; $1 par value; 10,000,000 shares authorized; 3,662 shares Series I issued and outstanding; $25,000 per share liquidation preference		88,266	88,266
Common stock, $1 par value; 200,000,000 shares authorized, 119,174,803 and 119,010,319 shares issued and outstanding, respectively		119,175	119,010
Common stock issuable; 568,985 and 620,108 shares, respectively		12,145	13,110
Capital surplus		2,705,345	2,699,112
Retained earnings		652,239	581,219
Accumulated other comprehensive loss		(234,537)	(239,192)
Total shareholders' equity		3,342,633	3,261,525
Total liabilities and shareholders' equity	$	27,057,201	$ 27,297,251

UNITED COMMUNITY BANKS, INC.
Consolidated Statements of Income *(Unaudited)*

(in thousands, except per share data)	Three Months Ended June 30,		Six Months Ended June 30,	
	2024	2023	2024	2023
Interest revenue:				
Loans, including fees	$ 291,595	$ 250,484	$ 575,578	$ 486,915
Investment securities, including tax exempt of $1,699, $1,731, $3,420 and $3,841, respectively	50,063	41,060	96,499	81,046
Deposits in banks and short-term investments	5,307	4,231	11,616	7,301
Total interest revenue	346,965	295,775	683,693	575,262
Interest expense:				
Deposits:				
NOW and interest-bearing demand	43,910	27,597	90,121	45,196
Money market	53,531	33,480	104,009	58,546
Savings	687	702	1,393	1,240
Time	36,334	27,438	72,723	42,096
Deposits	134,462	89,217	268,246	147,078
Short-term borrowings	60	1,849	60	2,997
Federal Home Loan Bank advances	—	649	—	5,761
Long-term debt	3,743	3,774	7,538	7,670
Total interest expense	138,265	95,489	275,844	163,506
Net interest revenue	208,700	200,286	407,849	411,756
Provision for credit losses	12,235	22,753	25,134	44,536
Net interest revenue after provision for credit losses	196,465	177,533	382,715	367,220
Noninterest income:				
Service charges and fees	10,620	9,777	19,884	18,476
Mortgage loan gains and other related fees	6,799	6,584	14,310	11,105
Wealth management fees	6,386	5,600	12,699	11,324
Gains from sales of other loans	1,296	2,305	2,833	4,221
Lending and loan servicing fees	3,328	2,978	7,538	6,994
Securities losses, net	—	—	—	(1,644)
Other	8,127	9,143	18,879	16,120
Total noninterest income	36,556	36,387	76,143	66,596
Total revenue	233,021	213,920	458,858	433,816
Noninterest expenses:				
Salaries and employee benefits	85,818	76,250	170,803	154,948
Communications and equipment	11,988	10,744	23,908	20,752
Occupancy	11,056	10,194	22,155	20,083
Advertising and public relations	2,459	2,314	4,360	4,663
Postage, printing and supplies	2,251	2,382	4,899	4,919
Professional fees	6,044	6,592	12,032	12,664
Lending and loan servicing expense	2,014	2,530	3,841	4,849
Outside services - electronic banking	2,812	2,660	5,730	6,085
FDIC assessments and other regulatory charges	4,467	4,142	12,033	8,143
Amortization of intangibles	3,794	3,421	7,681	6,949
Merger-related and other charges	2,157	3,645	4,244	12,276
Other	12,184	7,533	20,360	15,881
Total noninterest expenses	147,044	132,407	292,046	272,212
Income before income taxes	85,977	81,513	166,812	161,604
Income tax expense	19,362	18,225	37,566	36,016
Net income	66,615	63,288	129,246	125,588
Preferred stock dividends	1,573	1,719	3,146	3,438
Earnings allocated to participating securities	368	342	713	680
Net income available to common shareholders	$ 64,674	$ 61,227	$ 125,387	$ 121,470
Net income per common share:				
Basic	$ 0.54	$ 0.53	$ 1.05	$ 1.05
Diluted	0.54	0.53	1.05	1.05
Weighted average common shares outstanding:				
Basic	119,726	115,774	119,694	115,614
Diluted	119,785	115,869	119,763	115,795

Average Consolidated Balance Sheets and Net Interest Analysis

For the Three Months Ended June 30,

(dollars in thousands, fully taxable equivalent (FTE))	2024 Average Balance	2024 Interest	2024 Average Rate	2023 Average Balance	2023 Interest	2023 Average Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income (FTE) [1][2]	$ 18,213,384	$ 291,378	6.43 %	$ 17,166,129	$ 250,472	5.85 %
Taxable securities [3]	5,952,414	48,364	3.25	5,956,193	39,329	2.64
Tax-exempt securities (FTE) [1][3]	363,393	2,273	2.50	369,364	2,323	2.52
Federal funds sold and other interest-earning assets	499,565	6,011	4.84	461,022	4,658	4.05
Total interest-earning assets (FTE)	25,028,756	348,026	5.59	23,952,708	296,782	4.97
Noninterest-earning assets:						
Allowance for credit losses	(215,104)			(181,769)		
Cash and due from banks	204,792			251,691		
Premises and equipment	392,325			345,771		
Other assets [3]	1,605,558			1,500,827		
Total assets	$ 27,016,327			$ 25,869,228		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW and interest-bearing demand	$ 5,866,038	43,910	3.01	$ 4,879,591	27,597	2.27
Money market	6,068,530	53,531	3.55	5,197,789	33,480	2.58
Savings	1,160,708	687	0.24	1,306,394	702	0.22
Time	3,544,327	35,695	4.05	2,976,482	22,471	3.03
Brokered time deposits	50,323	639	5.11	423,536	4,967	4.70
Total interest-bearing deposits	16,689,926	134,462	3.24	14,783,792	89,217	2.42
Federal funds purchased and other borrowings	4,093	60	5.90	145,233	1,849	5.11
Federal Home Loan Bank advances	—	—	—	50,989	649	5.11
Long-term debt	324,870	3,743	4.63	324,740	3,774	4.66
Total borrowed funds	328,963	3,803	4.65	520,962	6,272	4.83
Total interest-bearing liabilities	17,018,889	138,265	3.27	15,304,754	95,489	2.50
Noninterest-bearing liabilities:						
Noninterest-bearing deposits	6,283,487			7,072,760		
Other liabilities	400,974			385,324		
Total liabilities	23,703,350			22,762,838		
Shareholders' equity	3,312,977			3,106,390		
Total liabilities and shareholders' equity	$ 27,016,327			$ 25,869,228		
Net interest revenue (FTE)		$ 209,761			$ 201,293	
Net interest-rate spread (FTE)			2.32 %			2.47 %
Net interest margin (FTE) [4]			3.37 %			3.37 %

[1] Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 25% in 2024 and 26% in 2023, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

[2] Included in the average balance of loans outstanding are loans on which the accrual of interest has been discontinued and loans that are held for sale.

[3] Unrealized gains and losses on AFS securities, including those related to the transfer from AFS to HTM, have been reclassified to other assets. Pretax unrealized losses of $344 million in 2024 and $389 million in 2023 are included in other assets for purposes of this presentation.

[4] Net interest margin is taxable equivalent net interest revenue divided by average interest-earning assets.

Average Consolidated Balance Sheets and Net Interest Analysis

For the Six Months Ended June 30,

(dollars in thousands, fully taxable equivalent (FTE))	2024			2023		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income (FTE) [1][2]	$ 18,256,562	$ 575,338	6.34 %	$ 17,032,493	$ 487,002	5.77 %
Taxable securities [3]	5,890,408	93,079	3.16	6,007,471	77,205	2.57
Tax-exempt securities (FTE) [1][3]	364,873	4,584	2.51	395,827	5,157	2.61
Federal funds sold and other interest-earning assets	587,080	12,816	4.39	466,642	8,010	3.46
Total interest-earning assets (FTE)	25,098,923	685,817	5.49	23,902,433	577,374	4.87
Non-interest-earning assets:						
Allowance for loan losses	(214,050)			(174,716)		
Cash and due from banks	212,998			261,397		
Premises and equipment	389,173			337,499		
Other assets [3]	1,611,928			1,492,926		
Total assets	$ 27,098,972			$ 25,819,539		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW and interest-bearing demand	$ 5,972,065	90,121	3.03	$ 4,690,798	45,196	1.94
Money market	5,966,374	104,009	3.51	5,210,457	58,546	2.27
Savings	1,176,768	1,393	0.24	1,361,357	1,240	0.18
Time	3,570,407	71,639	4.03	2,664,269	34,784	2.63
Brokered time deposits	50,333	1,084	4.33	316,470	7,312	4.66
Total interest-bearing deposits	16,735,947	268,246	3.22	14,243,351	147,078	2.08
Federal funds purchased and other borrowings	2,054	60	5.87	126,697	2,997	4.77
Federal Home Loan Bank advances	2	—	—	250,912	5,761	4.63
Long-term debt	324,854	7,538	4.67	324,721	7,670	4.76
Total borrowed funds	326,910	7,598	4.67	702,330	16,428	4.72
Total interest-bearing liabilities	17,062,857	275,844	3.25	14,945,681	163,506	2.21
Noninterest-bearing liabilities:						
Noninterest-bearing deposits	6,340,783			7,383,575		
Other liabilities	395,713			371,422		
Total liabilities	23,799,353			22,700,678		
Shareholders' equity	3,299,619			3,118,861		
Total liabilities and shareholders' equity	$ 27,098,972			$ 25,819,539		
Net interest revenue (FTE)		$ 409,973			$ 413,868	
Net interest-rate spread (FTE)			2.24 %			2.66 %
Net interest margin (FTE) [4]			3.28 %			3.49 %

[1] Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 25% in 2024 and 26% in 2023, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

[2] Included in the average balance of loans outstanding are loans on which the accrual of interest has been discontinued and loans that are held for sale.

[3] Unrealized gains and losses on AFS securities, including those related to the transfer from AFS to HTM, have been reclassified to other assets. Pretax unrealized losses of $333 million in 2024 and $404 million in 2023 are included in other assets for purposes of this presentation.

[4] Net interest margin is taxable equivalent net-interest revenue divided by average interest-earning assets.

About United Community Banks, Inc.

United Community Banks, Inc. (NASDAQ: UCBI) is the financial holding company for United Community, a top 100 U.S. financial institution that is committed to improving the financial health and well-being of its customers and the communities it serves.   United Community provides a full range of banking, wealth management and mortgage services. As of June 30, 2024, United Community Banks, Inc. had $27.1 billion in assets, 203 offices across Alabama, Florida, Georgia, North Carolina, South Carolina, and Tennessee, as well as a national SBA lending franchise and a national equipment lending subsidiary. In 2024, United Community became a 10-time winner of J.D. Power's award for best customer satisfaction among consumer banks in the Southeast region and was recognized as the most trusted bank in the Southeast. In 2023, United Community was named by American Banker as one of the "Best Banks to Work For" for the seventh consecutive year and was recognized in the Greenwich Excellence and Best Brands Awards, receiving 15 awards that included national honors for overall satisfaction in small business banking and middle market banking. Forbes has also consistently listed United Community as one of the World's Best Banks and one of America's Best Banks. Additional information about United can be found at www.ucbi.com.

Non-GAAP Financial Measures

This press release, including the accompanying financial statement tables, contains financial information determined by methods other than in accordance with generally accepted accounting principles, or GAAP. This financial information includes certain operating performance measures, which exclude merger-related and other charges that are not considered part of recurring operations, such as "noninterest expense - operating", "operating net income," "pre-tax, pre-provision income," "operating net income per diluted common share," "operating earnings per share," "tangible book value per common share," "operating return on common equity," "operating return on tangible common equity," "operating return on assets," "return on assets - pre-tax, pre-provision - operating," "return on assets - pre-tax, pre-provision," "operating efficiency ratio," and "tangible common equity to tangible assets." These non-GAAP measures are included because United believes they may provide useful supplemental information for evaluating United's underlying performance trends. These measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other companies. To the extent applicable, reconciliations of these non-GAAP measures to the most directly comparable measures as reported in accordance with GAAP are included with the accompanying financial statement tables.

Caution About Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements usually may be identified through use of words such as "may," "believe," "expect," "anticipate," "intend," "will," "should," "plan," "estimate," "predict," "continue" and "potential," or the negative of these terms or other comparable terminology. Forward-looking statements are not historical facts and represent management's beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements. Factors that could cause or contribute to such differences include, but are not limited to general competitive, economic, political and market conditions. Further information regarding additional factors which could affect the forward-looking statements contained in this press release can be found in the cautionary language included under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in United's Annual Report on Form 10-K for the year ended December 31, 2023, and other documents subsequently filed by United with the United States Securities and Exchange Commission ("SEC").

Many of these factors are beyond United's ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and United undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for United to predict their occurrence or how they will affect United.

United qualifies all forward-looking statements by these cautionary statements.

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